SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

April 2, 2018

VIA EDGAR

Sonia Gupta Barros

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essential Properties Realty Trust, Inc.
Draft Registration Statement on Form S-11
Originally Submitted January 25, 2018 and Amended on March 7, 2018
CIK No. 0001728951

Dear Ms. Barros:

On behalf of Essential Properties Realty Trust, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”) an amended version (“Amendment No. 2”) of the Company’s draft Registration Statement on Form S-11 (the “Draft Registration Statement”). Amendment No. 2 has been marked to show all changes made to the amended Draft Registration Statement (“Amendment No. 1”), which was confidentially submitted to the Commission on March 7, 2018.

Set forth below are the Company’s responses to the comments from the staff of the Division of Corporation Finance of the Commission (the “Staff”) on Amendment No. 1, as set forth in the Staff’s letter dated March 20, 2018. The responses follow each comment and, where applicable, include page references to the prospectus forming part of Amendment No. 2 indicating where disclosure has been modified in response to the Staff’s comment. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in Amendment No. 2.

Distribution Policy, page 66

1.	We note your responses to comments 7 and 12 from our letter dated February 26, 2018. Specifically, we note that you state your assumed rate of change in the CPI for 2018 of 1.5% is reasonable and conservative. Please expand your response to address that the change in CPI over the last ten years was negative in one of the 10 years and was below 1.5% for three of the last 10 years. Further, please address how you were able to assume that CPI will increase by at least 1.5% given unknown economic factors that influence the change in CPI. In addition, please quantify the impact that using this assumption has on your weighted average annual escalation rate in your table on page 12 and on estimated cash available for distribution on page 68.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Ms. Barros

United States Securities and Exchange Commission

April 2, 2018

The Company has advised us that when calculating the annual change in the CPI, it compares the CPI as of December 31 with the CPI as of December 31 of the immediately preceding year. The Company believes that this methodology is consistent with the general practice in its industry. Based on this methodology and as indicated in the below table, the Company does not believe that the change in the CPI was negative in any of the ten years ended December 31, 2017 and believes that the change was below 1.5% in 2014/15, 2013/14 and 2007/08.

	Consumer Price Index For All Urban Consumers (CPI-U): U.S. City Average, All Items
	2016/17	2015/16	2014/15	2013/14	2012/13	2011/12	2010/11	2009/10	2008/09	2007/08
December 31 (year 1)	241.43	236.53	234.81	233.05	229.60	225.67	219.18	215.95	210.23	210.04

December 31 (year 2)	246.52	241.43	236.53	234.81	233.05	229.60	225.67	219.18	215.95	210.23

Change in CPI	2.11%	2.07%	0.73%	0.76%	1.50%	1.74%	2.96%	1.50%	2.72%	0.09%

The Company acknowledges that there are unknown economic factors that influence the change in the CPI. However, the Company respectfully submits that companies with leases that escalate based on CPI routinely make assumptions regarding CPI in managing their businesses and that such information, with appropriate cautionary language, is useful to investors. Moreover, the Company has informed us that its current 1.5% estimate of the annual change in the CPI is informed by its view of current economic conditions and believes that it is appropriately conservative given the 2.11% increase experienced during 2016/17 and its view that, in general, inflationary pressures have increased since 2017.

Additional disclosure has been added to the “Prospectus Summary—Our Real Estate Investment Portfolio,” “Distribution Policy” and “Business and Properties—Investment Guidelines—Our Leases” sections of the prospectus to quantify the impact of the assumed annual change in the CPI of 1.5%. In addition, in response to the Staff’s comment and to provide investors with additional context that may be useful in considering the Company’s assumption, disclosure has been provided with respect to historical annual changes in the CPI. See pages 12, 68-69 and 135. Additional disclosure has also been added to the “Distribution Policy” section of the prospectus to quantify the impact on contractual rental revenue and estimated cash available for distribution for the year ending December 31, 2018 from the assumed change in CPI by showing the amount by which those figures would be reduced if there was no change in the CPI between December 31, 2017 and December 31, 2018. See page 69.

Disclosure has also been added to “Risk Factors—Our ability to realize future rent increases on some of our leases may vary depending on changes in the CPI” to highlight some of the unknown economic factors that can influence the change in the CPI and to indicate that there can be no assurance regarding the accuracy of the Company’s assumption. See page 35. Finally, disclosure has been added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors that

Ms. Barros

United States Securities and Exchange Commission

April 2, 2018

May Influence Our Operating Results—Rental Revenue” to indicate that periods of low inflation or deflation will result in limited or no increases in rental revenue from leases with escalators based on changes in the CPI. See page 85.

2.	We note your response to comment 13 from our letter dated February 26, 2018. Please expand your response to address if management considers factors other than rent coverage ratio to support their assumption that these tenants will renew their leases. To the extent that management does not consider other factors, please tell us how you determined that rent coverage ratio is a sufficient metric to support your assumption that these tenants will renew. Further, please tell us if the rent coverage was 1.5x or greater for any of the three leases that are not expected to be renewed. To the extent the rent coverage ratio exceeded this threshold, please tell us what factors you considered to determine that these three leases will not be renewed. In addition, please quantify the impact that using this assumption has on your estimated cash available for distribution.

The Company has advised us that the three leases scheduled to expire during 2018 that the Company does not expect to be renewed have rent coverage of 1.37x, 1.31x and 3.16x., respectively. The Company has a ground lessee interest relating to the property with 3.16x rent coverage that expires on May 30, 2018 with no renewal option. Upon expiration of the ground lease, the Company expects the possessory interest in the land to revert to the fee owner, and the Company will no longer receive any rental revenue from the tenant operating a business thereon.

The Company has advised us that the two leases scheduled to expire during 2018 that it receives financial reporting under and expects to be renewed have rent coverage of 3.50x and 1.64x, respectively. As noted in the prospectus, where rent coverage is 1.5x-2.0x, the probability of lease rejection is 10%, and where it is 2.0x or greater, the probability is 5%. See “Business and Properties—Effective Default Risk and Lease Rejection Risk—Risk of Lease Rejection.” While the Company does not receive financial reporting pursuant to the third lease scheduled to expire during 2018 that it expects to be renewed, the tenant under such lease has indicated to the Company that it desires to renew the lease upon expiration. The three leases scheduled to expire during 2018 that the Company expects to be renewed are expected to contribute $241,859 of contractual rental revenue for the year ending December 31, 2018.

While the rent coverage ratio is an important factor when management is evaluating the likelihood that a lease will be renewed, it is not considered in isolation. For example, management also considers the overall creditworthiness of the tenant and the prospects of the industry in which a particular tenant is operating. These factors, along with others, are

Ms. Barros

United States Securities and Exchange Commission

April 2, 2018

evaluated when considering an investment as described in the prospectus under the caption “Business and Properties—Underwriting.” Thereafter, as part of the Company’s portfolio management practices, it regularly monitors unit-level financial information and corporate-level financial information, as well as periodically physically inspecting its properties based on an evaluation of financial performance, unique property characteristics and industry factors and trends. See “Business and Properties—Portfolio Management.”

Additional disclosure has been added to the “Distribution Policy” section of the prospectus to quantify the impact on contractual rental revenue and estimated cash available for distribution for the year ending December 31, 2018 from the assumed lease renewals by showing the amount by which those figures would be reduced if there were no lease renewals. See page 69.

3.	We note your response to comment 21 of your letter, including your statement that the company “has neither agreed to any significant rent deferrals, abatements, or tenant improvement allowances, nor has it paid any significant leasing commissions,” and your revised disclosure. We further note your disclosure in footnote 1 on page 68 indicating that estimated net increases in contractual rental revenue represents contractual increases in rental revenue net of the effects of contractual rent deferrals and abatements in effect for existing leases. Please revise to reconcile these statements or advise us why no reconciliation is needed.

The Company has confirmed that it has neither agreed to any significant rent deferrals, abatements or tenant improvement allowances nor has it paid any significant leasing commissions. Accordingly, the language in the “Distribution Policy” section of the prospectus referred to in the Staff’s comment above has been removed. See page 68.

Non-GAAP Financial Measures, page 100

4.	We note your response to comment 5 from our letter dated February 26, 2018, and your revisions to your filing. Specifically, we note that you disclose Net debt and EBITDA as of December 31, 2016. Please revise your filing to provide reconciliations for these measures as of December 31, 2016. Refer to Item 10(e) of Regulation S-K.

The Company has added the required disclosure in response to the Staff’s comment under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” See pages 102 and 103.

Ms. Barros

United States Securities and Exchange Commission

April 2, 2018

Business and Properties

Our History, page 115

5.	We note your response to comment 20 of our letter and your revised disclosure, including your statement that “from time to time, in the ordinary course of business, Spirit had properties that underperformed or failed to meet operational or financial expectations.” We further note that it appears that Spirit experienced net losses during portions of the period from September 19, 2012 through February 25, 2015. Please expand your disclosure to address such operating results, or advise us why such disclosure is not material.

Additional disclosure has been added on pages 37 and 117 to address Spirit’s operating results during the relevant periods in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 166

6.	We note your response to comment 24 of our letter and your revised disclosure. Please revise your disclosure to discuss the degree of control that members of your senior management team may exercise over EPRT Holdings, LLC as a result of their Class B Unit holdings or otherwise, or advise us why such disclosure is not material.

Additional disclosure has been added under “Certain Relationships and Related Party Transactions—Long-Term Incentives with EPRT Holdings, LLC” in response to the Staff’s comment. See pages 168-169. EPRT Holdings, LLC is controlled by Eldridge. As noted in the disclosure, Eldridge holds approximately 97.9% of the voting power of the outstanding voting units of EPRT Holdings, LLC and has appointed six members of EPRT Holdings, LLC’s eight member board of managers. Four of the board members appointed by Eldridge have four votes each with respect to any matters that come before the board of managers, and two additional members, also appointed by Eldridge, have one vote each with respect to any matters that come before the board of managers. Messrs. Mavoides and Seibert, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Operating Officer, respectively, constitute the remaining two board members of EPRT Holdings, LLC, and each has one vote with respect to any matter that comes before the board of managers. Accordingly, Eldridge effectively controls EPRT Holdings, LLC, and the degree of control exerted by members of the Company’s senior management team is limited.

Ms. Barros

United States Securities and Exchange Commission

April 2, 2018

Structure and Formation of Our Company

Benefits to Related Parties, page 173

7.	We note your response to comment 25 of our letter. We further note that repayment of the short term notes held by an affiliate of Eldridge is identified as the primary use of the proceeds of this offering. Please provide us with your analysis as to whether any related person had or will have a direct or indirect material interest in the repayment of the short term notes with proceeds of this offering. Refer to Item 404 of Regulation S-K. We may have further comment.

The Company has concluded that a related person will have a direct or indirect material interest in the short-term notes that will be repaid with a portion of the net proceeds from the offering. Accordingly, the required disclosure has been added in the prospectus under the caption “Structure and Formation of Our Company—Benefits to Related Parties.” A cross reference has also been added under the caption “Prospectus Summary—Structure and Formation of Our Company—Benefits to Related Parties.” See pages 22 and 175.

Schedule III – Real Estate and Accumulated Depreciation, page F-36

8.	We note your reconciliations on page F-45. Please revise your reconciliations to include a description of unlabeled line items. Refer to Rule 12-28 of Regulation S-X.

Pursuant to a telephone conversation between the undersigned and Babette Rosenbaum Cooper, of the Staff, on March 21, 2018, we have been advised that certain line items in the reconciliations on page F-45 were not labeled in the Draft Registration Statement submitted to the Commission on March 7, 2018. We believe that there may have been a transmission or system error, as all of the line items appear to be labeled in the Draft Registration Statement. We have confirmed that the line items are all labeled on page F-45 of Amendment No. 2 being confidentially submitted to the Commission on the date hereof. Please let us know if this problem persists.

* * *

Ms. Barros

United States Securities and Exchange Commission

April 2, 2018

Please do not hesitate to contact the undersigned at (212) 839-8652 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Bartholomew A. Sheehan
Bartholomew A. Sheehan

Enclosure

cc:	Sara von Althann, Securities and Exchange Commission
Babette Rosenbaum Cooper, Securities and Exchange Commission
Peter M. Mavoides, Essential Properties Realty Trust, Inc.
Julian T.H. Kleindorfer, Latham & Watkins LLP
Lewis W. Kneib, Latham & Watkins LLP